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                                                                    Exhibit 99.1

                         INDEPENDENT ENERGY HOLDINGS PLC

FOR IMMEDIATE RELEASE      15 June 2000


Not for release, publication or distribution in or into Canada, Australia or Japan

INDEPENDENT ENERGY HOLDINGS PLC

Further to its announcement yesterday, the Board of Independent Energy Holdings Plc (the "Company") would like to clarify that the strategic alternatives under review include the possibility of an offer for the Company. The Company's financial advisers, Donaldson, Lufkin & Jenrette International, are assisting with the review.

A further announcement will be made in due course.

Enquiries:

Independent Energy Holdings Plc
John Sulley, Chief Executive                                  Tel: 0121 705 1111

College Hill
James Henderson                                               Tel: 0207 457 2020


The Directory of Independent Energy Holdings Plc accept responsibility for all the information contained in this announcement. To the best of the knowledge and belief of such Directors of Independent Energy Holdings Plc (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Donaldson, Lufkin & Jenrette International, which is regulated in the United Kingdom by The Securities and Futures Authority Limited, is acting for independent Energy Holdings Plc and for no one else and will not be responsible to anyone other than Independent Energy Holdings Plc for protections afforded to customers of Donaldson, Lufkin & Jenrette International in relation to any matter referred to herein.

This press release includes forward-looking statements within the meaning of
Section 27A of the U.S. Securities Exchange Act of 1934. Although Independent Energy Holdings Plc believes that its expectations are based on reasonable assumptions, it cannot provide assurances that these expectations will be achieved. Important factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the ability to bill and collect revenue in a timely manner, success in implementing its business strategies, increases in the cost of energy, its ability to develop or obtain the necessary systems required by an expanding level of operations and changes in the economic and other conditions in which it competes. Many of these factors are beyond the control of Independent Energy Holdings Plc and its management.